UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Snail, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83301J 100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83301J 100

1.	Names of Reporting Persons Hai Shi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Peoples’ Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 28,748,580 (1)
	7.	Sole Dispositive Power 0 shares (See Item 4 herein)
	8.	Shared Dispositive Power 28,748,580 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,748,580 shares (1) (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100.0% of Class B Common Stock (78.1% of combined Class A and Class B Common Stock) (See Item 4 herein)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 24,103,590 shares of Class B common stock held of record by Olive Wood Global Development Limited, which is controlled by Hai Shi and (ii) 4,644,990 shares of Class B common stock held of record by Amethyst Fortune Development Limited, which is controlled by Ying Zhou. Mr. Shi and Ms. Zhou are husband and wife.

CUSIP No. 83301J 100

1.	Names of Reporting Persons Ying Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Peoples’ Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 28,748,580 (2)
	7.	Sole Dispositive Power 0 shares (See Item 4 herein)
	8.	Shared Dispositive Power 28,748,580 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,748,580 shares (2) (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100.0% of Class B Common Stock (78.1% of combined Class A and Class B Common Stock) (See Item 4 herein)
12.	Type of Reporting Person (See Instructions) IN

(2) Represents (i) 4,644,990 shares of Class B common stock held of record by Amethyst Fortune Development Limited, which is controlled by Ying Zhou and (ii) 24,103,590 shares of Class B common stock held of record by Olive Wood Global Development Limited, which is controlled by Hai Shi. Mr. Shi and Ms. Zhou are husband and wife.

Item 1.

(a)	Name of Issuer

Snail, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

12039 Jefferson Blvd

Culver City, CA 90230

Item 2.

(a)	Name of Person Filing

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Hai Shi

(ii)	Ying Zhou

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office or, if none, Residence

c/o Snail, Inc.

12039 Jefferson Blvd

Culver City, CA 90230

(c)	Citizenship

(i)	Hai Shi – Peoples’ Republic of China

(ii)	Ying Zhou – People’s Republic of China

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value (the “Class A Common Stock”)

(e)	CUSIP Number

83301J 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The information required by Items 4(a)–(c) is set forth in Rows 5–11 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(a) Amount beneficially owned:

As of December 31, 2022, each Reporting Person beneficially owned 28,748,580 shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”). These 28,748,580 shares of Class B Common Stock consist of (i) 24,103,590 shares of Class B Common Stock held of record by Olive Wood Global Development Limited, which is controlled by Mr. Shi and (ii) 4,644,990 shares of Class B Common Stock held of record by Amethyst Fortune Development Limited, which is controlled by Ms. Zhou. Mr. Shi and Ms. Zhou are husband and wife.

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Shares of Class B Common Stock automatically convert into shares of Class A Common Stock upon sale or transfer except for certain permitted transfers described in the Issuer’s certificate of incorporation, including transfers effected for estate planning or other transfers among Mr. Shi and Ms. Zhou, their family members and certain of their related entities. In addition, each share of Class B Common Stock held by a stockholder who is a natural person, or held by permitted transferees or permitted entities of such natural person (each as described in the Issuer’s certificate of incorporation) will automatically convert into shares of Class A

Common Stock following the death or disability (as such term is defined in the Issuer’s certificate of incorporation) of such natural person.

Each outstanding share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon the earliest of (i) the date and time specified by the affirmative vote of holders of Class B Common Stock representing not less than a majority of the voting power of the then outstanding shares of Class B common stock, voting separately as a class, or (ii) the date on which the number of then-outstanding shares of Class B Common Stock represents less than 5% of the voting power of the outstanding shares of Class A and Class B Common Stock, taken together as a single class. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b) Percent of class:

Based on (i) 8,040,164 shares of Class A Common Stock and (ii) 28,748,580 shares of Class B Common Stock issued and outstanding, in each case as of December 31, 2022, and the information set forth in (a) above, each Reporting Person beneficially owned (A) 100.0% of the outstanding Class B Common Stock, and (B) 78.1% of the outstanding Common Stock, representing 97.3% of the total voting power of the Issuer’s outstanding Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 28,748,580

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 28,748,580

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Exhibit Index

Exhibit 99.1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Hai Shi
Hai Shi

/s/ Ying Zhou
Ying Zhou